Christopher M. Zochowski

Partner

(202) 282-5780

czochowski@winston.com

October 23, 2020

VIA EDGAR

Karina Dorin

Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Registration Statement on Form S-1
Filed October 13, 2020
File No. 333-249437

Dear Ms. Dorin and Ms. Nicholson:

On behalf of our client, Kingswood Acquisition Corp., formerly known as Kingswood Global Holdings Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 20, 2020, relating to the Company’s Registration Statement on Form S-1 filed on October 13, 2020 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “First Amendment”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto.

Registration Statement on Form S-1

Summary

The Offering

Founder shares, page 21

1.	Please revise to clarify the vote required to approve the initial business combination. In that regard, we note that on pages 29 and 134 you disclose that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock are voted in favor of the initial business combination. However, on page 99 you disclose that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. In addition, we note your revised disclosure in response to prior comment 2 reflects that you would need 937,501, or 6.25%, of the 15,000,000 public shares sold in the offering to be voted in favor of an initial business combination to approve an initial business combination assuming a quorum is present at a stockholders' meeting. If such disclosure assumes that only the minimum number of shares representing a quorum are present, please make this clear in your disclosure.

October 23, 2020 Page 2

Response: The Company has revised the disclosure in “Summary – The Offering” under the “Founder shares” sub-header, and throughout the prospectus, to clarify that if the Company seeks stockholder approval, the Company will complete its initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. Further, the Company has revised the disclosure in “Summary – The Offering” under the “Founder shares” sub-header, and throughout the prospectus, to clarify that the 937,501 shares of Common Stock, or 6.25%, of the 15 million shares sold in the offering necessary to approve the initial business combination is based upon only the minimum number of shares representing a quorum being present at a stockholders’ meeting held to approve our initial business combination.

Principal Stockholders, page 127

2.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Pollen Street Capital Limited. Refer to Exchange Act Rule 13d-3.

Response: The Company has revised the disclosure in the Principal Stockholders section in response to the comment of the Staff.

Description of Securities

Common Stock, page 133

3.	Although your prospectus cover page and disclosure on pages 21 and 128 state that only holders of Class B Common Stock will have the right to vote on the appointment of directors prior to or in connection with the completion of your initial business combination, we note you have removed related disclosure here, under Founder Shares on page 135 and in Note 7 to your Financial Statements. Please advise or revise. If holders of Class B Common Stock will have the right to vote on the appointment of directors prior to or in connection with the completion of an initial business combination, please also clarify that this is an exception to shareholders otherwise voting together as a single class on all matters submitted to a vote of your shareholders.

Response: The Company has revised the disclosure in the Description of Securities section and throughout, to reflect that the holders of Class B Common Stock and the holders of Class A Common Stock will vote on all matters together as a class.

General

4.	We note your revisions in response to prior comment 7. Please expand your disclosure to discuss your and your sponsor’s relations with your financial backers.

Response: The Company has revised the disclosure on page 2 in response to the comment of the Staff.

5.	Please ensure your registration statement is signed by a majority of your board of directors. See Instruction 1 to the Instructions to the signatures block of Form S-1.

Response: The Company has revised the signature page to the registration statement in response to the comment of the Staff.

October 23, 2020 Page 3

Please contact me at (202) 282-5780 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Christopher M. Zochowski
Christopher M. Zochowski